Exhibit 99.1

Gold Standard Files 40-F With SEC on EDGAR

March 30, 2020 - VANCOUVER, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE American: GSV) (“Gold Standard” or the “Company”) today announced that its Form 40-F has been filed with the SEC on EDGAR (www.sec.gov) together with the Company’s Audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2019. The Company further announces, pursuant to disclosure requirements of NYSE American Company Guide Section 610(b), that its audited consolidated financial statements for the year ended December 31, 2019, contained an audit opinion from its independent registered public accounting firm that includes an explanatory paragraph related to the Company’s ability to continue as a going concern.

The Company’s Shareholders may, upon request, receive a hard copy of the Company’s complete audited financial statements free of charge. To review these documents on the Company’s website, please see https://goldstandardv.com/investors/filings/filings-financials/.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com